September 25, 2015

Via EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Iconix Brand Group, Inc. (the “Company,” “Iconix,” “we,” “us” or “our”)
Form 10-K for the Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-10593

Dear Ms. Jenkins:

This letter is being provided to respond to questions received from members of the SEC Staff (the “Staff”) during conference calls on August 19, 2015 and August 25, 2015. For ease of reference, the Staff’s questions appear in boldface (and numerically) immediately preceding the Company’s response.

Introduction

Iconix is a brand management company that owns a diversified portfolio of intellectual property (the “IP”), relating to consumer and entertainment brands. Our core business purpose is to exploit our IP through licensing and other strategic transactions that either generate revenue and gains in the short term, or create equity value in the medium and long term. Our brands are our livelihood, and we support them through our brand management and licensing expertise, as well as our significant in-house advertising and marketing organization that is dedicated to keeping each of our brands relevant in their specific markets.

In 2005, Iconix converted its two legacy brands, Candies and Bongo, from vertically integrated apparel wholesale/retailers to the current brand management platform—becoming a licensor and licensing out the operating businesses to third party apparel operators and otherwise exploiting its IP through strategic transactions. Through various acquisitions, Iconix has grown its portfolio to 35 brands. Initially U.S.-centric in terms of licensees and revenues, as we acquired more IP, we also inherited a greater number of existing international relationships and licenses. In 2008, the Iconix management team decided to focus on developing a global footprint and began entering into partnerships, formed as joint ventures, to develop an international presence and expand the brands’ revenue possibilities.

As discussed in more detail below, the purpose of all of our international joint ventures has been to find best-in-class local partners that would represent the brands in their respective territories in order to develop and grow the brands more quickly and efficiently than the Company could otherwise do by internally building out wholly-owned operations in those territories. To achieve this strategy, we have sold a significant ownership interest in our IP to our joint venture partners, which creates an incentive for them to devote management time and resources to develop the brands in their respective territories.

The formation and administration of international joint ventures have been major ongoing and central components of our business, an important part of our growth and a core part of our strategic development. Furthermore, the Company believes that the execution of its international strategy has created significant value for Iconix and its shareholders. Gross international royalties earned by the Company and its joint ventures in respect of the Company’s brands have grown from approximately 10% of total royalties fees earned (in 2008) to approximately 39% of total royalties fees earned (in 2014). Since 2008, we have completed 11 transactions with local partners to establish and expand our international business. In the period from 2012 to 2014, we successfully established six international joint ventures to help us develop a scalable business in the key territories of India, Canada, Australia, Southeast Asia, South Korea, China, Israel and the Middle East.

As these ventures reach sufficient scale to support the Company’s full business structure of brand management, marketing, licensing, acquisitions and finance in each territory, we may consider acquiring control or full ownership of the joint ventures, as we did with our joint ventures in Latin America in 2014 and China in 2015.

1.	Background relating to Iconix China and Iconix Latin America

Pursuant to the Staff’s request during its conference call with the Company on August 25, 2015, a description of our China and Latin America joint ventures is set forth in Annex A.

2.	Compare and contrast the purpose and design of each joint venture entity. Explain how they differ from each other.

a.	Purpose of Every International Joint Venture Entity

As stated above, the Company has maintained a consistent purpose in forming each one of our international joint ventures, namely to develop and grow the applicable brands’ market presence more quickly and efficiently than the Company could otherwise do by internally building out wholly-owned operations across multiple regions and localities. To get best-in-class, local partners to effectively represent the brands in their respective territories, we have sold a significant equity interests in the IP underlying those brands. These equity interests provide our partners with the necessary incentive to devote management time and resources to the brands in the international joint venture. As a result, the formation of joint ventures has allowed us to obtain the benefit of our partners’ substantial personnel and corporate resources and their local market expertise, including retail relationships, wholesale networks and general business contacts.1

[1]	Our joint venture partner in Iconix MENA, did not have any pre-existing personnel or a distribution network in such joint venture’s territory. While it did have an expert understanding of the territory through its many dealings in the territory, a primary purpose of our partner in Iconix MENA in entering into the joint venture with the Company was to develop a critical mass of brands and a “boots on the ground” presence in the territory.

We emphasize and respectfully remind the Staff that none of the Company’s international joint ventures were structured to remove underperforming assets from our balance sheet or obtain financing for the Company. Rather, the trademarks, license agreements and related IP assets assigned to the joint venture entities had minimal associated expenses, were historically profitable under a licensing model2 and were projected to continue to be profitable at the time of formation of the joint venture.

The Company believes that its joint venture partners are critical to the success of its joint ventures. By leveraging our partners’ local market expertise, retail relationships and wholesale networks, business contacts and staff, we have significantly grown the licensing royalties of the international JV brands in key global markets, collected monies owed by licensees more effectively and maintained stricter enforcement against counterfeit products. Each joint venture’s principal purpose of licensing trademarks in the subject territory is not uniquely complementary to either the Company or its joint venture partner, but is instead equally complementary to both the Company (as a brand management and licensing company with operations in the U.S., the U.K. and Luxembourg) and its partner (whose regional primary businesses include branded apparel and lifestyle products, distribution, marketing, design, licensing, brand management and, in some cases, retail operations).

b.	Design of Each Joint Venture Entity

Each of our international joint ventures was designed to establish a partnership of equals, aligning our partner’s interests with ours. The joint venture agreements provide each party a 50% equity interest at inception with equal rights— neither party has greater rights than the other. This structure has remained consistent across all of our international joint ventures and serves to benefit both parties, not favor one party over the other. The Company cannot unilaterally control the international joint ventures, as all significant decisions and activities related to the operations of the joint venture require unanimous approval by either the joint venture’s board of directors or equity holders (i.e., both the Company and the partner). Due to this ownership structure, the Company’s joint venture partners have the necessary incentive, as well as significant capital at risk, to devote management time and resources to developing the brands and the joint venture.

[2]	As described in further detail in Section a. of Annex A, the Company’s China joint venture did not follow a licensing model.

With respect to the differences in the terms among the international joint ventures, we have set forth below a table reflecting their respective general terms:

	Installment Payments	Call	Put	Guarantee	Management Fees for the Company/its Partner

Iconix China	no3	no	no	no	no/no

Iconix Latin America	yes	no	no	yes	no/no

Iconix Australia	no	yes	yes	no	no/no

Iconix India	yes	no	no	no	no/no

Ico Brands	yes	yes^	no	no	no/no

Iconix Israel	yes	yes^	no	no	no/no

Iconix SE Asia (October 2013)	yes	yes	yes	no	5%/15%

Iconix MENA	yes	yes	yes*	no	5%/15%

Ico Canada	yes	yes^	no	yes	no/no

Iconix SE Asia (June and September 2014)	yes	yes	yes*	yes	5%/15%

^	Indicates 5% or less only.
*	Indicates floor on purchase price.

[3]	Iconix’s joint venture partner in Iconix China was obligated to make capital contributions to the joint venture, as opposed to Iconix, following the formation of Iconix China.

3.	Address the business purpose of the following in each joint venture entity:

(a)	Purchase price installment payments and, in the case of Iconix Latin America, Ico Brands and Ico Canada, notes receivable (collectively “Installment Payments”);

(b)	Puts and calls, including why their terms are or are not reflective of fair value as of the future exercise date;

(c)	Guarantees, including the identification of the counterparty to each; and

(d)	Management fees.

a.	Business Purpose of Installment Payments

i.	Description of Installment Payments

The joint venture partners are highly sophisticated parties that have attempted to obtain the best terms possible from the Company in our negotiations. We have agreed to Installment Payments where appropriate in such negotiations with our joint venture partner based on its credit profile and given the Company’s lack of an immediate need for cash (as a result of its well-capitalized position with strong cash flows from operations). Installment Payments were not created to finance the partner’s purchase of underperforming assets as a means of removing such assets from our balance sheet. Rather, as noted above, the trademarks, license agreements and related IP assets assigned to the joint venture entities had historically generated positive EBITDA and free cash flow and were projected to continue to generate positive EBITDA and free cash flow at the time of formation of the joint venture. Thus, the Installment Payments were not an integral part of any of the joint ventures because they arose as incidental accommodations that the Company made during its negotiations specific to that partner and transaction.

Moreover, the Company was confident, where it agreed to accept Installment payments, the applicable joint venture partners were well-capitalized and had the resources to satisfy their respective obligations to make the Installment Payments. The purchase price in the applicable transaction agreements was bifurcated between a closing payment, which ranged from approximately 20% to 55% of the purchase price, and future Installment Payments of the remaining balance on pre-determined dates. This is similar to typical installment payment arrangements in merger and acquisition transactions, which do not include stated interest rates, but rather just a series of fixed payments to be made on pre-determined dates.

To date, all of the Installment Payment obligations have either been paid in full or are continuing to be paid in accordance with their terms. There have been no instances of default.

Notwithstanding the financial strength of the Company’s joint venture partners, the Company’s right to receive the Installment Payments may be held, sold or pledged at the Company’s discretion. In the event our joint venture partner fails to satisfy its obligations under the Installment Payments, the Company has the right to seek full recourse against that partner. For example, the Company may sue its partner for payment, enforce and collect on the partner’s other assets, and seek judgment against the partner for other damages.4 In addition, a joint venture partner’s obligations (as well as the performance or transfer of such obligations) to make Installment Payments to the Company do not impact that partner’s voting rights in the joint venture.5 In fact, those voting rights are the same as if that partner had paid the purchase price for its 50% interest entirely in cash at the time the joint venture was formed. As such, the existence of the Installment Payments does not facilitate the organization of an entity with non-substantive voting rights as contemplated in ASC 810-10-15-14(c)(2).

As explained in our prior correspondence to the Staff, the credit strength of our partners and their timely payments corroborate our view that the timing of cash payments—Day 1 vs. Day 2—is not dispositive for accounting purposes. Rather, subsequent cash collections demonstrate that our joint venture partners’ voting rights are, in fact, substantive. Consequently, we share power with our partners over the management and operation of the joint ventures.

We believe our conclusion that the Installment Payments do not create a de facto agent relationship is well-founded, as explained in our letter to you dated July 13, 2015. In our view, our conclusion is consistent with:

•	available interpretive accounting guidance from Deloitte, Ernst & Young, BDO and CCH/ARM, as well as a “facts and circumstances” approach outlined in two previous Staff speeches (the 2004 Poulin speech[6] and the 2008 Malhotra speech7);

•	EDGAR correspondence between the Staff and two other registrants in which the Staff accepted conclusions that no de facto agent relationship existed when a note was present between two variable interest holders[8]; and

•	Feedback from Ron Lott, a former FASB staff member and project manager on FIN 46 and FIN 46R. Mr. Lott agreed with the Company’s conclusion that the Installment Payments have not created de facto agency relationships between the Company and its joint ventures even when considered in conjunction with put options, call options and guarantees, where they exist.[9]

[4]	The Iconix Latin America transaction also included security in the form of a pledge by the Company’s partner of its equity interests in the joint venture and a $2.0 million personal guaranty. However, such remedies were in addition to, and not a replacement for, recourse otherwise available to the Company as a matter of applicable law.
[5]	The pledge of equity interests to the Company by its partner in the Iconix Latin America transaction provided that in the event of a default by the Company’s partner of its obligation to make an Installment Payment, the Company had the right to vote such pledged equity interests while such default remained outstanding. However, as noted in Annex A, such pledge only applied to our partners’ Installment Payment obligations in respect of the IP originally transferred to the joint venture, and did not apply to our partners’ Installment Payment obligations in respect of subsequent transfers of IP to the joint venture.
[6]	See the remarks before the 2004 AICPA National Conference on SEC and PCAOB Developments by Jane D. Poulin, Associate Chief Accountant, Office of the Chief Accountant, on December 6, 2004.
[7]	See the remarks before the 2008 AICPA National Conference on SEC and PCAOB Developments by Robert B. Malhotra, Professional Accounting Fellow, on December 8, 2008.
[8]	See Thor Industries, Inc.’s EDGAR correspondence dated May 3, 2011 related to its Form 10-K for the year ended July 31, 2010 and Form 10-Q for the quarter ended April 30, 2010. See also Regis Corporation’s EDGAR correspondence dated December 23, 2004 related to its Form 10-K for the year ended June 30, 2004.
[9]	Mr. Lott’s prior analysis did not include a review of the Iconix China or Iconix Latin America joint ventures.

ii.	VIE Accounting Requirements Going Forward

As we have informed the Staff, most of the periods over which any Installment Payments must be made are relatively short term (e.g., three to five years). We believe that our historic accounting at the formation of the joint ventures more accurately reflects our relationships with our joint venture partners and the Company’s overall performance than would a deconsolidation based on payments of all of the Installment Payments. Further, we believe that a gain upon formation more accurately reflects the underlying transactions, as the subsequent satisfaction of all payment obligations under the Installment Payments was pre-determined.

If the Staff ultimately concludes that these joint ventures should have been consolidated due to the existence of a deemed de facto agency relationship, then this de facto agency relationship would end when all of the Installment Payments are made, resulting in deconsolidation at that time since the Company would then be deemed to share power with an unrelated joint venture partner. We note that in at least two instances, the Staff has accepted similar deconsolidation conclusions as a result of a de facto agency/related party relationship ending.10 Such a conclusion would likely result in a significant gain based on the fair value of the underlying assets (or businesses, as the case may be) at that time.

b.	Business Purpose of Puts and Calls, Including Why Their Terms Are or Are Not Reflective of Fair Value as of the Future Exercise Date

Business Purpose

If one of the Company’s joint ventures in a territory reaches sufficient scale to support the Company’s full business structure of brand management, marketing, licensing, acquisitions and finance, the Company may consider acquiring control or full ownership of that joint venture (as we did with our Latin America and China joint ventures). Based on our experience, we generally expect a business to require no less than two years to reach meaningful scale, which is why the call options to acquire up to an incremental 5% of the equity interests in a joint venture, where available, are not exercisable for at least the first two years after the formation of a joint venture; similarly the put/call options relating to all equity interests in a joint venture held by our partner are generally not exercisable for at least the first five years after such formation.

Our Latin America joint venture did not include pre-determined put or call rights and, as a result, the Company had to engage in difficult and protracted negotiations to acquire its partner’s 50% equity interest. The Company believes that it ultimately paid an amount at the high end of fair value for its partners’ equity in Iconix Latin America.

[10]	See Towers Watson & Co.’s EDGAR correspondence dated February 24, 2015 related to the Form 10-K for the year ended June 30, 2014 and to the Form 10-Q for the quarter ended December 31, 2014. See also AV Homes, Inc.’s EDGAR correspondence dated October 27, 2014 related to the Form 10-K for the year ended December 31, 2013 and to the Form 10-Q for the quarter ended June 30, 2014

As a general matter, the Company’s experience with the buy-out of Iconix Latin America caused the Company to negotiate for a call option in our subsequent joint venture agreements. In the negotiation of our buy-out of Iconix Latin America, we experienced a lengthy and inefficient negotiation to determine the price of our partner’s interest in the joint venture. Thus, in order to allow the Company to execute its international strategy more efficiently and to avoid the aforementioned inefficiencies associated with a lengthy negotiation, we attempted to negotiate call options in all subsequent joint ventures. We note that obtaining an arms-length price in the call option does not provide Iconix with any incremental control over the joint venture or our partner, as a rational market participant is typically willing to sell an asset for its fair value – regardless of whether a call option is present. That is, a substantive cash payment is required before control can be obtained. Further, the cash proceeds payable upon exercise provide liquidity to our partner.

Where the Company obtained a call option on its partner’s equity interests in a joint venture, some of our joint venture partners who specifically desired a potential liquidity event negotiated for a complementary put option. The Company has typically negotiated a lower (relative to the Company’s call right) multiple to be used to price the put option (see Annex B). During such negotiations, these partners expressed a desire to include put options as liquidity features, given that the equity interests in the joint ventures generally lack liquidity, as un-registered securities.

Fair Value

The pricing included in the joint venture agreements related to such call/put options resulted from negotiations between sophisticated and unrelated third parties and are, as noted above, generally based on the application of a multiple to historical revenue.11

The Company seeks to apply a multiple in pricing these put/call option arrangements that are substantially similar to the multiple the Company uses when acquiring IP. The Company believes that this multiple represents the expectation of fair value at the time of exercise. This is evident in the arms-length negotiation that led our partners to agree with such terms. In instances where the joint venture contains both put and call options, the put price was intended to reflect fair market value while the call price was in some instances intended to include a premium to that put price.

[11]	For a summary of terms relating to the Company’s call option price and its partner’s put option price, see Annex B.

c.	Business Purpose of Guarantees Provided by the Company[12]

For certain joint venture agreements, the Company provided guarantees of certain amounts of future minimum royalties contractually due from third-party licenses. The guarantees were intended to operate as a substitute for standard representations and warranties that would otherwise accompany business combination transactions as to the validity of the underlying assets. Similar to an indemnity for the breach of such representations and warranties, the guarantees were intended to assure the partner of minimum royalties for certain licenses or royalties contributed to the joint venture, given due diligence limitations. Accordingly, it was more efficient for the Company to issue a guarantee than it was for the joint venture partner to carry out the due diligence it would otherwise perform (e.g., contact and examine licensees to establish validity and royalty potential), which had the potential to disrupt our existing relationships with such licensees. Each of these guarantees is limited to a specific and relatively short time period compared to the number of years of guaranteed minimum royalties under contract, as illustrated in the following table:

(in millions)	total future minimum guaranteed royalties contractually due from contributed licenses	total amounts guaranteed by Iconix
Ico Canada (following formation)	$9.1	$2.7
Iconix SE Asia (following June 2014 transaction)	$15.4	$2.5
Iconix SE Asia (following September 2014 transaction)	$17.6	$5.1

The counterparties to each guarantee are as follows:

(i)	Ico Canada - Guarantee by the Company to its joint venture partner, Buffalo International ULC.

•	The Company guaranteed minimum royalties in the aggregate of $2.7 million for the four-year period following June 2013 relating to royalty revenue on the Umbro brand in Canada. At the time of this transaction, the future minimum guaranteed royalties contractually due under the license for the Umbro brand in Canada exceeded the Company’s guarantee and, historically, the license had outperformed the minimum royalties due (i.e. the licensee paid in excess of the minimum guaranteed royalties). As such, the Company determined at inception that this guarantee had a de minimis value and as such had no impact on the computation of the gain.

[12]	As noted in our February 24, 2015 letter to the Staff, the Company has a contingent obligation to pay certain liquidated damages to Ico Brands if we are unable to obtain a release of a pledge of certain trademarks under an existing securitization. In addition, as described in subsection c. of Annex A hereto, the Company’s distributions from Iconix Latin America would have been reduced by 50% if (x) the license agreements pursuant to which brands were licensed by the Company to Iconix Latin America were terminated by the joint venture for cause or (y) the Company did not obtain a release by a specified date of the trademarks associated with such brands that were serving as collateral under an existing financing arrangement. These two agreements are separate from those listed in the table above.

(ii)	Iconix SE Asia - Guarantees by the Company to its joint venture partner, Global Brands Group Asia Limited (“GBG”).

•	June 2014 Transaction. The Company guaranteed minimum distributions in the aggregate of $2.5 million through fiscal year 2015, relating to royalty revenue on specified brands contributed to Iconix SE Asia as part of the June 2014 transaction. At the time of this transaction, the Company evaluated the applicable brands and projected their future income would result in distributions to GBG exceeding the applicable guaranteed minimum distributions. As a result, in each case, the Company determined at inception that this guarantee had a de minimis value and as such had no impact on the computation of the gain.

•	September 2014 Transaction. The Company guaranteed minimum distributions in the aggregate of $5.1 million through fiscal year 2017 relating to royalty revenue on specified brands contributed to Iconix SE Asia as part of the September 2014 transaction. At the time of this transaction, the Company evaluated the applicable brands and projected their future income would result in distributions to GBG exceeding the applicable guaranteed minimum distributions. As a result, the Company determined at inception that this guarantee had a de minimis value and as such had no impact on the computation of the gain.

d.	Business Purpose of Management Fees

With its Iconix SE Asia and Iconix MENA joint ventures, the Company’s partner in each such joint venture, GBG, negotiated for the payment of management fees to it by the joint ventures as a result of its devotion of corporate resources to the operation of such joint ventures. As a result, the Company negotiated for a corresponding management fee in connection with its provision of administrative services. In both joint ventures, GBG receives a management fee equal to three times the management fee received by the Company. The Company (as administrative manager) receives a monthly fee equal to 5% of specified revenues collected by the joint venture, while GBG (as local manager) receives a monthly fee equal to 15% of those specified revenues. Such fees compensate the Company for its services as administrative manager of the joint venture, including back-office services, maintenance of trademarks and making available existing marketing materials for adaptation and use in the applicable territory. GBG receives fees for its services as local manager, including day-to-day management of the joint venture’s operations, licensee identification and enforcement of license agreements.

We also note that the disparity between such fees received by the Company versus GBG in their specified roles also illustrates the substantial importance of GBG’s contributions and roles in the design of these joint ventures. That is, GBG is responsible for identifying new licensees and collection of royalties, which are the primary drivers of revenue for each joint venture.

4.	In relation to the cost basis calculated upon formation of each joint venture entity, please address the unit of accounts by which the trademarks have been tested for impairment, both prior to and subsequent to the transaction.

Prior to the formation of each of our joint ventures, the units of account by which our trademarks have been tested for impairment were at the global trademark level. We respectfully remind the Staff that the vast majority of the value of our acquired trademarks had historically been geographically localized. For example, prior to our acquisition of the Peanuts brand and related assets in 2010, almost all acquisitions have been entirely U.S.-centric brands with little to no revenue existing or projected outside of the U.S. domestic market. Similarly, approximately 70% of total revenues for our Umbro brand at the time of acquisition were projected to be generated by Europe and the United Kingdom.

Regardless of the locations of each brand’s perceived value, prior to the formation of an international joint venture the totality of trademarks underlying each brand, on a global basis, are combined into a single unit of accounting for purposes of testing impairment. Although a cost basis may be determinable for a particular geography, prior to the formation of an international joint venture the trademarks underlying these geographies are each operated as a single asset from both a marketing and branding perspective.

For those trademarks that have not been sold, the Company continues to test them for impairment consistent with the unit of account tested prior to formation of the joint venture, that being the global trademark level, excluding any trademarks contributed to our international joint ventures.

We note U.S. GAAP frequently results in the aggregation of individually distinct assets for purposes of impairment testing. Multiple fixed assets are routinely combined in an asset group, as defined in the ASC Master Glossary, under Topic 360. Similarly, under ASC 350-30-35-21 through 35-28, separately recorded indefinite-lived intangible assets should be combined into a single unit of accounting for impairment testing if those assets are operated as a single asset and, as such, are essentially inseparable from one another. However, the grouping or aggregation of assets for purposes of an impairment test does not change the original cost basis of the individual assets in the group. As such, when one of the preceding fixed assets or intangible assets is sold or disposed of, its original (amortized) cost is derecognized. There is no current calculation performed to “allocate” a carrying amount of the larger asset group or combined unit of account for de-recognition purposes.

Similarly, when we contribute (sell) a territorial portion of an existing trademark to a joint venture, the original asset’s carrying value is derecognized, not unlike a sale of inventory. We outlined our cost allocation analysis for both original brand acquisitions and subsequent brand sales into the individual joint ventures in our July 17, 2015 letter to the Staff.

In addition, we note de-recognizing the original cost of a trademark for an individual territory is consistent with our analysis that we have contributed assets, not businesses, to the joint ventures. While the sale or disposal of a business would result in an allocation of goodwill to the disposal based on current fair values under 350-20-35-51 through 35-53, no such requirement exists for the sale or disposal of an asset.

5.	Describe why the gains from the sale of trademarks upon joint venture formation have been presented by the Company as revenue.

The Company believes that the gains from the sale of its trademarks to our joint ventures and other parties should be recognized as revenue, as we believe that such transactions are “major ongoing and central operations” of the Company as contemplated by FASB Concept Statement No. 6 (as opposed to being “incidental” or “peripheral”). Over the last ten years, the Company has developed a business model that centers its operations upon maximizing the value of the IP it acquires. During this period, the Company has monetized its IP by (a) licensing trademarks on a category and geographic basis, (b) selling trademarks around the world through the establishment of joint ventures in select jurisdictions and (c) selling trademarks in respect of specified brands on a category and geographic basis. The Company’s management team has spent a substantial amount of its time pursuing both the joint venture transactions, allowing the Company to execute on its international strategy for global growth, and sales of trademarks to third parties, which have been utilized to obtain a value for its IP in excess of what the Company would likely achieve through licensing or inclusion in a joint venture. In fact, we have transferred over 200 trademarks in connection with the Company’s 11 international joint venture transactions.

In addition, we are aware of at least two situations in which the Staff has accepted the accounting treatment when a registrant recorded in revenue its gains on sales of intellectual property13 or rights to future royalties.14 In the case of Subaye, Inc., during the two years ended September 30, 2009, Subaye sold copyrights to five motion pictures for $8.6 million. Further, in the case of Dendreon Corporation, during the year ended December 31, 2011, Dendreon sold the right to future royalties in only one instance for $125.0 million. In each case, the Staff did not require the registrant to revise its presentation. We believe that the accounting treatments employed by Subaye and Dendreon are analogous to our accounting treatment in connection with establishing the international joint ventures and other sales of intellectual property, especially given our stated business strategy of seeking ways to monetize our intellectual property, including through the formation of joint ventures and IP sales. Furthermore, and comparatively to the examples set forth above, Iconix recognized an aggregate $88.9 million on gains from sale of trademarks and formation of joint ventures through 11 transactions during the two years ended December 31, 2014 and (as described in the paragraph that follows) we have continued to disclose our approach to monetizing intellectual property through licensing, joint venture formation and other arrangements.

[13]	See Subaye, Inc.’s EDGAR correspondence dated March 31, 2010 related to its Form 10-K for fiscal year ended September 30, 2009. Gains on sales of copyrights were described as a recurring, significant portion of its ongoing business operations and a main focus of Subaye’s management team.
[14]	See Dendreon Corporation’s EDGAR correspondence dated September 28, 2012 related to its Form 10-K for fiscal year ended December 31, 2011. Gains on the sales of rights to future royalties were described as central to Dendreon’s business operations, i.e., the monetization of the results of biological research and development activities. Given its business model, the Company believes including the gains resulting from the formation of joint ventures and the sale of trademarks in its revenue as a separate line item, as it did in its most recently filed Form 10-K, provides additional transparency and is the most appropriate presentation of revenues.

Since filing its Form 10-K for the year ended December 31, 2008, the Company, in its business section, has described its strategy of seeking to monetize its brands though international licenses, partnerships and other arrangements, such as joint ventures. In response to comment two of the Staff’s letter dated February 11, 2015 inquiring into such disclosure, the Company expanded such disclosure in its Form 10-K for the year ended December 31, 2014. Further, to identify these transactions more clearly to users of our financial statements, beginning in the Company’s Form 10-K for the year ended December 31, 2014, the Company bifurcated “licensing and other revenue” and presented the gains associated with the sales of IP and formation of joint ventures as “other revenue.” We strongly believe that each component of the Company’s strategy to maximize the value of intellectual property (licensing, joint ventures and sales) are major ongoing and central operations of the Company and therefore should be presented as revenue.

6.	Describe the Company’s gain recognition in connection with the buyout of its joint venture partners’ interests in Iconix Latin America and Iconix China

a.	Iconix Latin America

In February 2014, the Company acquired the 50% interest in Iconix Latin America held by its joint venture partner, New Brands America LLC (“New Brands”), for $42.0 million in cash. When we acquire the equity interest of our partner in a joint venture (the “buy-out”), we obtain a “controlling interest” in that entity for the purposes of U.S. GAAP. The original assets contributed in 2008 had grown into a business prior to the 2014 transaction - revenues had grown to over five times the revenue at formation and, as of the date of the buy-out, included two employees and an office.15 As a result, in accordance with ASC Topic 805-10-25-10, we are required to mark-to-market the book value of our initial non-controlling investment in the joint venture.

Following the completion of the buy-out of a business, in accordance with ASC Topic 805-10-25-10, the Company recorded a non-cash pre-tax re-measurement gain of $37.9 million, calculated as follows (in thousands):

cash paid to New Brands	$42,000
add: note receivable owed to the Company	1,695
less: accrued distributions due to New Brands	(997)

fair value of 50% interest in Iconix Latin America	42,698
less: value of initial equity investment in Iconix Latin America prior to 2014 buyout	(4,805)

gain on re-measurement of initial equity investment in Iconix Latin America	$37,893

In connection with the buy-out of Iconix Latin America, we engaged an accredited third-party valuation firm to produce a valuation analysis that, among other things, allocated the purchase price paid among the net assets acquired, including existing trademarks, license agreements and other assets and liabilities.

[15]	See our May 6, 2015 letter to the Staff for a more detailed discussion of this point.

b.	Iconix China

In March 2015, the Company acquired the 50% interest in Iconix China held by its joint venture partner, Novel Fashion Brands Limited (“Novel”), for $56.1 million, of which $40.4 million was paid in cash and $15.7 million was paid in the Company’s common stock.

As a result of the buy-out, we obtained a “controlling interest” in Iconix China for the purposes of U.S. GAAP. Prior to the 2015 buy-out, the original assets contributed in 2008 had grown into an expanding business with new trademark acquisitions, as well as investments in several operating companies, employees and a physical office. As a result, in accordance with ASC Topic 805-10-25-10, we are required to mark-to-market the book value of our initial non-controlling investment in the joint venture.

Following the completion of the buy-out of a business, in accordance with ASC Topic 805-10-25-10, the Company recorded a non-cash pre-tax re-measurement gain of $47.4 million, calculated as follows (in thousands):

cash paid to Novel	$40,400
value of shares issued to Novel	15,703
add: accounts receivable owed to the Company	1,269

fair value of 50% interest in Iconix China	57,372
less: value of initial equity investment in Iconix China prior to 2015 buyout	(10,006)

gain on re-measurement of initial equity investment in Iconix China	$47,366

For our buy-out of Iconix China, we engaged an accredited third-party valuation firm to produce a valuation analysis that, among other things, allocated the purchase price paid among the net assets acquired, including existing trademarks, license agreements, investments in operating entities and other assets and liabilities.

Conclusion

The Company stands behind the accounting treatment it has applied in respect of its international joint ventures and believes such accounting treatment is in accordance with U.S. GAAP. We also stand behind our position and the underlying analysis (as set forth in our July 13, 2015 letter to the Staff) that no de facto agency relationship exists with the Company’s joint venture partners and that applying the equity method of accounting is appropriate. The Company believes that the fair value allocation performed in connection with its buy-outs of the Latin America and China joint ventures was reasonable and recognized in accordance with U.S. GAAP.

We have appreciated the opportunity to discuss our unique business model with the Staff, and we believe that the Company has adequately responded to and addressed the Staff’s extensive questions and comments with respect to the accounting treatment of the Company’s international joint ventures. We continue to believe that the primary point at issue regarding whether certain of the Company’s joint ventures are VIEs is effectively a technical interpretive point. Given all of the foregoing considerations, we sincerely hope that the Staff is now in a position to quickly bring the review process to completion. In the event the Staff should have any further questions, we respectfully request that the Company be provided with an opportunity to meet in person in Washington, D.C. with the Staff in order to resolve such questions and bring this matter to closure.

Please be advised that this letter has been reviewed by BDO USA, LLP, the Company’s independent registered audit firm, including its National Office, and they agree with the accounting considerations and conclusions expressed herein.

Special Committee Update

As previously disclosed, a special committee of the Company’s board of directors has undertaken a review of certain of the Company’s international joint venture transactions that are the subject of the Staff’s comment letters. The Company will provide an update of that review once it has been completed.

Sincerely,

/s/ Peter Cuneo
Peter Cuneo

Interim Chief Executive Officer

/s/ David K. Jones
David K. Jones

Chief Financial Officer

cc:	Myra Moosariparambil
John Archfield
David Blumberg
Brian Snyderman
BDO USA, LLP; attn: Lawrence Shapiro
BDO USA, LLP National Office

ANNEX A

As requested by the Staff, we are providing a description of our first two international joint ventures Iconix China Holdings Limited (“Iconix China”) and Iconix Latin America, LLC (“Iconix Latin America”).

a.	Formation of Iconix China

Given the vast potential of the growing Chinese market, we decided to pursue our first international joint venture in China and were introduced to Silas K.F. Chou, the President and CEO of Novel, who was also the former Chairman of various global fashion brands, including Tommy Hilfiger and Michael Kors. In addition to running one of the world’s leading vertically-integrated textile and apparel manufacturers, Mr. Chou has been a pioneer of foreign investment in China since the late 1970s.

In connection with our discussions with Mr. Chou, he presented to us a slightly different business model. Rather than immediately seeking a national footprint for our brands, Mr. Chou proposed forming individual partnerships with regional retailers or entrepreneurs operating in small and medium sized cities (i.e., those with populations of approximately one to five million people) to introduce our brands incrementally through dedicated retail stores and store-in-store points of sale. The joint venture with Mr. Chou would pursue a strategy of maximizing brand monetization through investment, whereby the rights to one or more brands in the territory, as well as brand management support from the joint venture, would be exchanged for a minority equity stake in the local brand’s operating company. Based on his extensive relationships and deep business experience in China, we decided to form a joint venture with Mr. Chou and jointly pursue the proposed strategy for developing brands.

In September 2008, the Company and Novel formed Iconix China to develop, exploit and market the Company’s brands in the People’s Republic of China, Hong Kong, Macau and Taiwan (the “China Territory”).

Pursuant to the terms of the joint venture transaction, the Company contributed to Iconix China substantially all rights to its brands in the China Territory and agreed to contribute $5.0 million in cash to the joint venture, of which $2.0 million was payable upon the closing of the transaction, and the remaining $3.0 million was to be paid in two $1.5 million annual installments. In exchange for its 50% equity share of Iconix China, Novel agreed to contribute $20.0 million in cash to the joint venture, of which $8.0 million was payable upon the closing of the transaction, and the remaining $12.0 million was to be paid in two annual installments of $8.5 million and $3.5 million, respectively. In September 2009, the parties amended the terms of the transaction to eliminate the obligation of the Company to make any additional contributions and to reduce Novel’s remaining contribution commitment to $9.0 million in cash, $4.0 million of which was contributed in July 2010, $3.0 million of which was contributed in May 2011, and $2.0 million of which was contributed in June 2012. This amendment reflected each party’s view that the joint venture would be sufficiently capitalized under the amended terms. From the date of the joint venture’s formation, Novel’s installment payments were secured by a personal guaranty from Mr. Chou.

See Annex C for a complete Variable Interest Entity analysis under ASC 810-10-15-14.

Unlike certain of our later transactions, put or call rights were not included in the Iconix China transaction, and there were no Installment Payments payable to the Company. We did not guarantee minimum royalties to the joint venture and there were no management fees payable to either the Company or Novel.

b.	Gain Recognition in Connection with Formation of Iconix China

In connection with the formation of Iconix China, we recorded for fiscal year 2008 a non-cash gain of approximately $2.6 million related to the sale of IP and related assets to the joint venture, representing the value of our 50% equity interest in Iconix China, in accordance with ASC 845-10-25-9.

c.	Formation of Iconix Latin America

In December 2008, the Company and New Brands, a member of The Falic Group of Companies (the “Falic Group”), a consortium owned and operated by Simon, Jerome and Leon Falic, formed Iconix Latin America, to develop, exploit and market the Company’s brands in Mexico, Central America, South America and the Caribbean (the “Latin American Territory”). After considering various potential partners, we decided to partner with New Brands as a result of the Falic family’s extensive knowledge and experience in the Latin American Territory. The Falic Group owns and operates Duty Free Americas, Inc., the largest duty free retail store operator in the Americas, with over 150 duty free shops located in major international airports and border crossings. In addition, the Falic family has been involved for decades in the international distribution of numerous luxury brands, such as Diageo, Pernod Ricard, Moet Hennessy, Lancome, Christian Dior, Gucci, Bvlgari, Cartier and Montblanc.

In connection with forming the joint venture, the Company (i) assigned substantially all of its rights (including, without limitation, existing license agreements and related royalty revenues) to its Badgley Mischka, Danskin, Rocawear, Starter, Mossimo, OP, Fieldcrest, Charisma and Waverly brands in the Latin American Territory and (ii) licensed its Candie’s, Bongo, Joe Boxer, Mudd, London Fog, Cannon and Royal Velvet brands (and agreed to deliver future royalty revenues from existing license agreements in respect of such brands) in the Latin American Territory (the “Licensed Brands”) to Iconix Latin America, a then newly formed subsidiary of the Company. The Licensed Brands were initially licensed to the joint venture as a result of them being encumbered under an existing financing arrangement.

Shortly after the formation of the joint venture, New Brands purchased a 50% interest in Iconix Latin America for $6.0 million, of which $1.0 million was paid in cash upon the closing of the transaction, and the remaining $5.0 million was paid in the form of a note receivable (the “Latin America Note”). The Latin America Note was payable in equal quarterly installments by New Brands over the 30 months following the formation of Iconix Latin America, and was secured by a pledge of New Brands’ equity interest in Iconix Latin America as well as by a $2.0 million personal guaranty from Leon Falic, the president of the Falic Group, in favor of the Company. The Latin America note was paid in full in accordance with its terms as of September 30, 2011.

During 2011, the Company contributed to the joint venture its share of the rights to revenues from the exploitation of the Ecko and Ed Hardy brands in the Latin America Territory. Also in 2011, the Company contributed to the joint venture its rights to the Ed Hardy brand for the Latin America Territory. During 2012, the Company contributed to the joint venture the rights to the Zoo York and Sharper Image brands for the Latin America Territory. In exchange for these contributions, New Brands agreed to pay aggregate consideration of approximately $5.7 million in the form of promissory notes payable to the Company in respect of each such brand. New Brands did not pledge its equity interest in Iconix Latin America to cure its payment obligations under any of such promissory notes. All of such promissory notes were paid in full in accordance with their respective terms.

Similar to Iconix China, put or call rights were not included in the Iconix Latin America transaction. Unlike some of our subsequent transactions, there were also no management fees payable to either the Company or New Brands. In connection with the Licensed Brands, the Company entered into a Keep-Well Agreement pursuant to which it agreed to pay to Iconix Latin America the following amounts in the event that Iconix Latin America did not have sufficient funds to make such payments: (i) amounts due to the Company pursuant to the license agreement in respect of the Licensed Brands (the “JV License Agreement”); and (ii) distributions payable to New Brands in an amount equal to amounts paid to the Company pursuant to the JV License Agreement. This agreement was perfunctory, having been requested by New Brands to ensure that any payments to satisfy the terms of the Company’s financing entity (to which the Licensed Brands were collateralized) were then promptly remitted to Iconix Latin America following the satisfaction of such terms, so each of the Company and New Brands ultimately received 50% of the economics of Iconix Latin America, in accordance with their respective equity interests and the operating agreement of the joint venture. The term of the Keep-Well Agreement commenced upon consummation of the joint venture and expired on the termination of the JV License Agreement. We note that in the event the Company was to have sold its equity interest in Iconix Latin America, it would have simultaneously been required to transfer the IP in respect of the Licensed Brands in the Latin America Territory to the joint venture, in which case the JV License Agreement would have terminated, resulting in the corresponding termination of the Keep-Well Agreement. The Company’s joint venture partner would not have permitted the Company to continue to own such IP in the event it no longer owned an equity interest in the joint venture.

In addition, in the event that the JV License Agreements were terminated by Iconix Latin America for cause, or if the IP assets related to the Licensed Brands were not contributed to the joint venture by the Company by a date certain, the Company’s distributions from Iconix Latin America would thereafter be reduced by 50%. Neither of such trigger events ever occurred and accordingly the Company’s allocable distributions were never reduced as a result of the occurrence of either of such events.

See Annex C for a complete Variable Interest Entity analysis under ASC 810-10-15-14.

d.	Gain Recognition in Connection with the Formation of Iconix Latin America

In connection with the formation of Iconix Latin America, we recorded a gain for fiscal year ended December 31, 2008 of approximately $5.7 million related to the sale of IP and related assets to the joint venture.

The Company did not recognize any gains in connection with additional brand contributions to Iconix Latin America as the purchase price associated with each contribution equaled the its book value (i.e. cost basis).

Upon further consideration of the fact pattern underlying the formation of Iconix Latin America, specifically as it relates to the Keep-Well Agreement that exhibits characteristics of the type of commitment contemplated by ASC 845-10-25-10, we now believe that the $5.7 million gain upon formation in December 2008 should have been deferred until the termination of the Keep-Well Agreement. It terminated as a result of the extinguishment of our asset-backed notes in November 2012, which were collateralized by certain assets contributed to Iconix Latin America at formation and for which the Keep-Well Agreement was created. We and our auditors both believe that the adjustments required to reclassify this gain to deferred income for the fiscal year ended December 31, 2008, and to reclassify the deferred income to gain for the fiscal year ended December 31, 2012, were immaterial to our annual financial statements for each year such adjustments would be applied (i.e. 2008 and 2012).

Annex B

	Company’s Call Option Price	Partner’s Put Option Price

Iconix Australia

2-year call option

After September 17, 2015, the Company has the right to call 5% of its partner’s equity interest in the joint venture for 5% of the Revenue Multiple, which equals 50% of 6.5x LTM Revenue.

LTM Revenue is the sum of:

(a)   trailing 12 months revenue of the joint venture; and

(b)   trailing 12 months revenue of the joint venture multiplied by the year-on-year growth rate of the joint venture’s revenues.

N/A

4-year call/put option

After September 17, 2015, the Company has the right to call all of its partner’s equity interest in the joint venture for 50% (or such partner’s remaining percentage interest) of the Revenue Multiple, which equals 50% of 5.0x LTM Revenue.

LTM Revenue is the sum of:

(a)   trailing 12 months revenue of the joint venture; and

(b)   trailing 12 months revenue of the joint venture multiplied by the 36-month compound annual growth rate of the joint venture’s revenues.

Same as Company call price.

Iconix India

No call/put option	N/A	N/A

Ico Brands

2-year call option

Between the second and third anniversaries of the joint venture’s formation, the Company had the right to call 5% of its partner’s equity interest in the joint venture for an amount in cash equal to the greater of (i) $0.6 million and (ii) 5% of 5.5x the Royalty Multiple.

Royalty Multiple is the highest of

(a)   minimum royalties for the previous 12 months,

(b)   actual royalties for the previous 12 months,

(c)   the projected minimum royalties in respect for the subsequent fiscal period and

(d)   the average projected minimum royalties for the subsequent three fiscal periods.

N/A

	Company’s Call Option Price	Partner’s Put Option Price

Iconix Israel

2-year call option	After November 14, 2015, the Company has the right to call 5% of its partner’s equity interest in the joint venture for 5% of 6.5x the gross cash or property received by Iconix Israel from all sources.	N/A

Iconix SE Asia

2-year call option	After October 1, 2015, the Company has the right to call 5% of its partner’s equity interest in the joint venture for 10% of 1.15x $38.4 million.	N/A

5-year call/put option

(a) After October 1, 2018, the Company has the right to call rights of the joint venture in a particular territory (i.e., Europe/Turkey territory, Southeast Asia Territory and Korea territory, as applicable) for a 120% premium to the Agreed Value.

Agreed Value is 50% of 5.5x the sum of:

(i)    the greater of the aggregate royalty generated by Iconix SE Asia in respect of the applicable rights for (A) the year ending December 31, 2015 and (B) the year ending December 31, 2018 (such amount for each year not be less than $7.6 million); and

(ii)   in the case of an exercise of all of the rights with respect to each such territory, if any, the amount of cash in Iconix SE Asia at such time.

Put right is exercisable at a discount to the call price. The joint venture partner’s put right is exercisable at the Agreed Value specified with respect to the Company’s call price set forth in (a) and (b).

(b) After September 17, 2019, the Company has the right to call rights of the joint venture in the Greater China Territory for a 120% premium to the Agreed Value.

AgreedValue is 50% of 5.5x the sum of:

(i)    the greater of the aggregate royalty generated by Iconix SE Asia in respect of the Greater China Territory for (A) the year ending December 31, 2015 and (B) the year ending December 31, 2019 (such amount not to be less than $15.5 million); and

(ii)   the lesser of (A) the amount of cash in Iconix SE Asia after payment of any required distributions and (B) the maximum amount of distributions allowed by applicable law.

	Company’s Call Option Price	Partner’s Put Option Price

8-year call/put option

(a) After October 1, 2021, the Company has the right to call the joint venture’s rights in a particular territory (i.e., Europe/Turkey territory, Southeast Asia Territory and Korea territory, as applicable) for a 120% premium to the Agreed Value.

Agreed Value is 50% of 5.5x the sum of:

(i)    the greater of the aggregate royalty generated by Iconix SE Asia in respect of the applicable rights for (A) the year ending December 31, 2018 and (B) the year ending December 31, 2021 (such amount in respect of the Europe/Turkey territory not be less than $7.6 million); and

(ii)   in the case of an exercise of all of the rights with respect to each such territory, if any, the amount of cash in Iconix SE Asia at such time.

Put right is exercisable at a discount to the call price. The joint venture partner’s put right is exercisable at the Agreed Value specified with respect to the Company’s call price set forth in (a) and (b).

(b) After September 17, 2022, the Company has the right to call the joint venture’s rights in the Greater China Territory for a 120% premium to the Agreed Value.

Agreed Value is 50% of 5.5x the sum of:

(i)    the greater of the aggregate royalty generated by Iconix SE Asia in respect of the Greater China Territory for (A) the year ending December 31, 2019 and (B) the year ending December 31, 2022 (such amount not be less than $15.5 million); and

(ii)   the lesser of the (A) the amount of cash in Iconix SE Asia after payment of any required distributions and (B) the maximum amount of distributions allowed by applicable law.

Iconix MENA

2-year call option	After December 19, 2016, the Company has the right to call 5% of its partner’s equity interest in the joint venture for $1.8 million.	N/A

5-year call/put option

After December 19, 2019, the Company has the right to call all of its partner’s equity interest in the joint venture for a 120% premium to the Agreed Value.

Agreed Value is 50% of 5.5x the greater of (i) aggregate royalty generated by Iconix Middle East for the year ending December 31, 2019 and (ii) $12.0 million.

Put right is exercisable at a discount to the call price. The joint venture partner’s put right is exercisable at the Agreed Value specified with respect to the Company’s call price

8-year call/put option

After December 19, 2019, the Company has the right to call all of its partner’s equity interest in the joint venture for a 120% premium to the Agreed Value.

Agreed Value is 50% of 5.5x to the greater of (i) aggregate royalty generated by Iconix Middle East for the year ending December 31, 2022 and (ii) $12.0 million.

Put right is exercisable at a discount to the call price. The joint venture partner’s put right is exercisable at the Agreed Value specified with respect to the Company’s call price

	Company’s Call Option Price	Partner’s Put Option Price

Ico Canada

2-year call

Between the second and third anniversaries of the joint venture’s formation, the Company has the right to call 5% of its joint venture partner’s equity interest in the joint venture for the greater of (i) $1.5 million; and (ii) 5% of the Royalty Multiple.

Royalty Multiple is 5.5x the highest of:

(a)   the minimum royalties for the previous 12 months;

(b)   the actual royalties for the previous 12 months;

(c)   the projected minimum royalties for the subsequent fiscal period; and

(d)   the average projected minimum royalties for the subsequent three fiscal periods.

N/A

Annex C

VIE Analysis Relating to Formation of Iconix Latin America

ASC 810-10-15-14 notes that an entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. The ASC reads as follows, with stated positions from the Company underlined:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all the following characteristics:

(1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

Not applicable, the equity investments participate in profits and losses, that being 50/50.

(2) Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities

Not applicable.

(3) Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor - Not applicable.

(4) Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor. -A portion of the initial consideration received by the Company from New Brands was in the form of Installment Payments, such that the equity at risk exceeded 50% at inception.

ASC 810-10-25-45 establishes the following rebuttable presumption: “An equity investment at risk of less than 10 percent of the legal entity’s total assets shall not be considered sufficient to permit the legal entity to finance its activities without subordinated financial support in addition to the equity investment unless the equity investment can be demonstrated to be sufficient.”

We concluded this criterion does not exist as the equity investment at risk is sufficient to permit the entity to finance its activities without additional financial support. We note the equity at risk exceeds 50% even when considering the portion of equity that was financed for New Brands. This amount of equity at risk is sufficient because the trademarks, license agreements, related intellectual property assets and royalties contributed to Iconix Latin America are expected to generate royalties with existing licenses and upon the consummation of new licenses. With relatively minimal start-up costs, Iconix Latin America can immediately begin operations and begin exploiting the brands through the execution of the aforementioned licenses. The entity already owns the necessary assets (i.e. trademarks or the economic rights to trademarks through license agreements between Iconix and Latin America) to conduct the business. That is, there was no anticipated need to obtain additional financial support at inception, nor has such a need arisen subsequent to the Iconix Latin America’s formation. Based on management’s experience with licensing and brand management, the initial equity contributed by Iconix and New Brands has been deemed to be sufficient, due to the minimal costs required to generate income.16

b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:

(1) The power through voting rights or similar rights to direct the activities of a legal entity that most significantly impact the entity’s economic performance. The investors do not have that ability through voting rights or similar rights if no owners hold voting rights or similar rights (such as those of a common stockholder in a corporation or a general partner in a partnership).

This characteristic does not apply because as a group the holders of the equity investment at risk (Iconix and New Brands together) have the ability through voting rights to make significant decisions about Iconix Latin America. All decisions affecting Iconix Latin America would be made by the managers who are appointed by Iconix and New Brands. No other outside entity would have any influence over Iconix Latin America’s business.

(2) The obligation to absorb the expected losses of the entity. The investor or investors do not have that obligation if they are directly or indirectly protected from the expected losses or are guaranteed a return by the entity itself or by other parties involved with the entity. This characteristic does not apply as the equity at risk parties are the only parties entitled to income or responsible to absorb losses of Iconix Latin America. With respect to the Keep-Well Agreement, it simply reallocates expected losses between the equity at risk instruments and is embedded in them (see above discussion on Keep-Well Agreement).

(3) The right to receive the expected residual returns of the entity. The investors do not have that right if their return is capped by the entity’s governing documents or arrangements with other variable interest holders or the entity. This characteristic does not apply as both Iconix and New Brands had a right to receive the expected residual returns of Iconix Latin America. The returns were not capped.

c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

[16]	Note to Draft: Does Keep-Well agreement affect this analysis?

To be a VIE, both characteristics described in the above paragraph must exist. The Company passed on performing an analysis on the first characteristic as the second characteristic is not deemed to have been met as substantially all of the entities activities were conducted by or on behalf of both Iconix and New Brands:

•	The reporting enterprise sold assets to the entity in an effort to remove underperforming assets from the reporting enterprise’s balance sheet. - This factor has not been met. The trademarks and rights that were contributed were not underperforming – the carrying value was minimal and therefore had no impact on the Company’s balance sheet.

•	The entity’s major activities include selling substantially all of its products to the reporting enterprise under long-term contracts. - This factor has not been met. The entity’s only activities are licensing the trademarks in Latin America to 3rd parties – unrelated to Iconix or New Brands, and purchasing or licensing 3rd party brands. The entity had no intention to sell any products.

•	The entity’s major activities include purchasing substantially all of its purchased products from the reporting enterprise.- This factor has not been met. The entity’s only activities are licensing the trademarks and rights in Latin America to 3rd parties – unrelated to either Iconix or Partner- and purchasing or licensing 3rd party brands. There are no products being purchased from Iconix.

•	The reporting enterprise holds a nonreciprocal, fixed-price or “in the money” call option on the other investors’ equity investments, and/or the other investors have a fixed-price or “in the money” put option whereby they can put their investments to the reporting enterprise.- This factor has not been met as there are no put or call options.

•	The reporting enterprise is obligated to provide substantially all of any additional capital contributions that may be necessary to cover operating shortfalls- This factor has not been met. There were no forced capital calls required after Iconix and New Brands made their initial contributions (both have same obligation), and if additional capital is needed it would be agreed upon by both parties and contributed 50/50.

•	The entity performs research and development activities, and the reporting enterprise has an economic interest (e.g., through a purchase option) in the results of the research that constitutes substantially all of the entity’s activities. – Not applicable- this entity would not be performing any R&D.

•	The reporting enterprise has outsourced operations to the entity, constituting substantially all of the entity’s activities. This factor has not been met. Although Iconix contributed the trademarks, related intellectual property, license agreements and royalties in Latin America to the entity, it had minimal business activity and no operations in or devoted to Latin America. Iconix Latin America was responsible for signing new license agreements and keeping the brands relevant in Latin America, which was the core business of Iconix Latin America.

•	Substantially all of the entity’s assets are leased to the reporting enterprise. – This factor has not been met. The only assets contributed to the entity were the trademarks in Latin America. It was contributed to the entity and not leased.[17] The reporting entity still owns all other rights worldwide that have not been previously sold or contributed to joint ventures; the trademarks in Latin America are of relatively minor value compared to the reporting entity’s wholly-owned and consolidated trademarks.

•	The principal activity of the entity is to provide financing (e.g., loans or leases) to the reporting enterprise’s customers. – This factor has not been met. The entity’s only activities are licensing the trademarks in Latin America to 3rd parties – unrelated to either partner, and purchasing or licensing 3rd party brands. No financing activities were expected to be done by Iconix Latin America.

•	The principal purpose of the entity is to conduct a business that is uniquely complementary to a significant business operation of the reporting enterprise and is not similar to activities of other participants in the entity. – Neither Iconix nor New Brands had any rights to license any of these trademarks on its own in Latin America as a result of this transaction. Furthermore, although the brands were owned by Iconix in other territories throughout the world, New Brands and its affiliates owned, operated and licensed certain other brands within its territory, effectively adding the joint venture brands to its portfolio. As such the principal purpose of the entity is equally complementary to Iconix and New Brands.

[17]	Certain trademarks collateralized by a prior financing by the Company were contributed to Iconix Latin America through a royalty-free perpetual master license, which for accounting purposes was treated as a sale of assets.

The Company notes that it does not believe the existence of Installment Payments creates a de facto agency relationship for the following reasons18:

•	we cannot control or significantly influence our partner

•	our partner receives the full economic benefit of their interests in Iconix Latin America, regardless of when a portion of the purchase price is paid as Installment Payments over the period following formation.

•	the Installment Payments were not an integral part of the joint venture or the related negotiations, but rather an accommodation to New Brands and incidental to the transaction.

•	not including a stated interest rate for Installment Payments is customary in merger and acquisition transactions.

Based on the above factors we believe that substantially all of Iconix Latin America’s activities did not either involve or were conducted on behalf of an investor that has disproportionately few voting rights. As such, Iconix Latin America is not deemed to be a VIE and therefore would not be consolidated by Iconix.

The Company further analyzed the provisions of the Iconix Latin America operating agreement in order to identify potential substantive participating rights that would indicate control by Iconix and require consolidation under the provisions set forth in ASC 810-20 “Control of Partnerships and Similar Entities.”

Iconix and New Brands each owned a 50% interest in Iconix Latin America:

•	Iconix and New Brands each appointed one manager (total of two) to run the joint venture and all decisions required a unanimous vote of the managers.

•	Neither Iconix nor New Brands had a “kick-out” right, whereby they could remove the other partner.

•	The managers were responsible for, among other things, approving the following:

•	selecting, terminating, and setting the compensation of management responsible for implementing the joint venture’s policies and procedures;

•	establishing operating and capital decisions of the joint venture, including annual business plans (i.e. budgets), in the ordinary course of business;

•	acquisitions and dispositions of any asset of the joint venture;

•	incurring additional indebtedness or the lending of any money by the joint venture;

•	entering into any contractual obligation outside the ordinary course of business;

•	transferring, creating or disposing of any security interest in any property of the joint venture; and

•	authorizing an officer, an employee or any other individual to approve disbursements on behalf of the joint venture.

Based on the rights noted in Iconix Latin America’s operating agreement, one member would not have any rights greater than the other. The members, Iconix and New Brands, had joint control over all significant decisions. As such, neither investor would consolidate Iconix Latin America upon formation. This is true even if an alternative conclusion was reached that Iconix Latin America is a VIE.

We further note that Iconix did not own a majority of Iconix Latin America upon formation and did not possess voting control. Similarly, Iconix was not the functional equivalent of a general partner in Iconix Latin America. These facts confirm that Iconix was precluded from consolidating Iconix Latin America. The initial analysis regarding Iconix Latin America occurred in 2008 under FIN 46(R). The subsequent adoption of Statement 167 in 2010 did not alter the Company’s conclusion that consolidation was precluded.

[18]	The replacement of FIN 46R by FAS 167 (and its successor ASC 810) did not change the conclusion reached by the Company’s de facto agency analysis.

VIE Analysis Relating to Formation of Iconix China

The capital structure of Iconix China consisted of five classes of equity (one class of common stock and four classes of preferred stock), which had the following characteristics:

•	The class A and A-1 preferred stock were held by Novel and Iconix, respectively, and were senior to the common stock and class B and C preferred stock. The class A and A-1 preferred stock each had a liquidation preference of $5.0 million.

•	The class B preferred stock was held by Novel and was senior to the common stock and class C preferred stock. The class B preferred stock had a liquidation preference of $15.0 million.

•	The class C preferred stock was held by Iconix and was senior to the common stock. The class C preferred stock had a liquidation preference of $15.0 million.

•	Iconix and New Brands each held 50% of the common stock, and all distributions in excess of the aggregate liquidation preference for all classes of preferred stock were made in accordance with such ownership interests.

ASC 810-10-15-14 notes that an entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist. The ASC reads as follows, with stated positions from the Company underlined:

a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders. For this purpose, the total equity investment at risk has all the following characteristics:

(1) Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

As the Preferred Stock did not participate in profits and losses, for the purposes of this evaluation, the $8.0 million in cash contributed by Novel to Iconix China and the $2.0 million paid by Iconix does not qualify as “equity at risk”. The “equity at risk” was $50 for each of Iconix and Novel, which is the value of the Common Stock, issued each to Iconix and Novel. Based on projections, the total “equity at risk” of $100 was not sufficient to finance the activities of Iconix China without additional financial support from any party, including Novel and Iconix. As such, the entity qualifies as a VIE. However, when the Company performed a calculation of expected losses under FIN 46R, the Company determined that the risk of expected losses would be evenly distributed between Iconix and Novel. As such, the Company has determined that, while Iconix China is a VIE, it would not be subject to consolidation with Iconix as Iconix is not the primary beneficiary.

The initial analysis regarding Iconix China occurred in 2008 under FIN 46(R). The subsequent adoption of Statement 167 in 2010 did not alter the Company’s conclusion that consolidation was precluded.